Contact

www.linkedin.com/in/cindygallop
(LinkedIn)
www.cindygallop.com (Personal)
www.ifwerantheworld.com
(Company)

Top Skills

Entrepreneurship

Digital Strategy

Creative Strategy

Cindy Gallop

I like to blow shit up. I am the Michael Bay of business.
New York, New York, United States

Summary

Out of adversity comes opportunity. It's only when things break down as completely as they are currently, that new models and ways of doing things are enabled to emerge that never could have previously. I work remotely (and in-person when that comes back into fashion) as a brand and business innovator, available for clients who want to seize this opportunity to change the game in their sector, and who are looking for radical, breakthrough, innovative and transformative ways to do so. My consulting approach can be summarized as 'I like to blow shit up. I am the Michael Bay of business.'

Diversity consultant and speaker, available to work with companies who want to lead the diversity agenda in their sector and are committed to identifying and implementing effective strategic and creative approaches to drive real change in this area.

Founder & CEO of MakeLoveNotPorn - 'Pro-sex. Pro-porn. Pro-knowing the difference' - launched at TED in 2009: https://www.ted.com/talks/cindy_gallop_make_love_not_porn MakeLoveNotPorn is the world's first and only user-generated, human-curated social sex videosharing platform, socializing and normalizing sex to make it easier for everyone to talk about, openly and honestly, to promote consent, communication, good sexual values and good sexual behavior. MakeLoveNotPorn helps end rape culture by doing something very simple: showing you how wonderful great, consensual, communicative sex is in the real world; role modelling good sexual values and behavior; and making all of that aspirational, versus what you see in porn and popular culture.

Interested investors, please email cindy@makelovenotporn.com

Experience

MakeLoveNotPorn
14 years 10 months

Founder & CEO
February 2009 - Present (14 years 10 months)
Manhattan, New York

MakeLoveNotPorn https://www.makelovenotporn.com/ is the world's first user-generated crowdsourced social sex videosharing platform - 'Pro-sex. Pro-porn. Pro-knowing the difference.' We celebrate #realworldsex as a counterpoint to porn, in order to socialize sex, making it easier for everyone in the world to talk about openly and honestly, in order to promote good sexual values and good sexual behavior. We're spearheading the Social Sex Revolution - the revolutionary part isn't the sex: it's the social.

Founder & CEO
February 2009 - Present (14 years 10 months)
New York

Handi
Board Advisor
November 2020 - Present (3 years 1 month)

Awkward Essentials
Board Advisor
April 2020 - Present (3 years 8 months)

We Are Rosie
Board Advisor
July 2019 - Present (4 years 5 months)
Greater Atlanta Area

We Are Rosie exists to inspire the future of work in marketing & advertising by connecting independent workers to project-based work at scale. Their focus is on creating work that is in harmony with their lives and delights their employees, consultants, and clients. Their team of 1,700+ experts work across marketing, media, and strategy, with some of the largest brands in the world. We Are Rosie offers expertise from the brand and agency side, when and how you need it.

Pomp and Whimsy
Board Advisor
February 2019 - Present (4 years 10 months)
United States

The alcohol industry is and always has been male-dominated. Very few brands are geared specifically towards women, and the mostly male-led industry makes erroneous and outdated assumptions about the female consumer. Dr Nicola Nice founded Pomp&Whimsy because, in her own words, "I want to see a community of women who are creating things with women in mind, and who are using the spirits world as a platform for having a place at the table." Pomp&Whimsy is the first female-founded, crafted through the female lens for the female palate, gin liqueur, exploding the old world order paradigm - this is a spirit designed for women that men will love, not the other way round.

Cindy Gallop LLC
Founder
January 2006 - Present (17 years 11 months)
New York

I consult for clients and brands who want to change the game in their particular sector. I do radical, innovative, groundbreaking, transformative; I don't do status quo. I like to blow shit up. I am the Michael Bay of business.

IfWeRanTheWorld
Founder and CEO
January 2009 - Present (14 years 11 months)

A radically simple web-meets-world platform designed to turn good intentions into action, one microaction at a time. Delivers Action Programs and Action Branding for brands and businesses. Currently in beta.

Danoo
Board Advisor
October 2008 - 2009 (1 year)

The Talent Business
Board Advisor
2007 - 2007 (less than a year)

Bartle Bogle Hegarty US
Chairman/President
September 1998 - August 2005 (7 years)

Bartle Bogle Hegarty Asia Pacific
Deputy Managing Director
September 1996 - August 1998 (2 years)

Bartle Bogle Hegarty Europe
Board Director
November 1989 - August 1996 (6 years 10 months)

Gold Greenlees Trott, London
Account Director
September 1987 - October 1989 (2 years 2 months)

JWT, London
Account Manager
February 1987 - August 1987 (7 months)

Ted Bates, London
Account Manager
June 1985 - December 1986 (1 year 7 months)

Everyman Theatre, Liverpool
Marketing and Publicity Officer
June 1983 - May 1985 (2 years)

Yvonne Arnaud Theatre, Guildford, UK
Marketing and Publicity Officer
February 1982 - May 1983 (1 year 4 months)

Sherman Theatre, Cardiff, Wales
Assistant to the Director
September 1981 - January 1982 (5 months)

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Education

University of Oxford
MA, English Language and Literature · (1977 - 1980)